UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER [000-53868]
FORM 12b-25
CUSIP NUMBER [172681108]
NOTIFICATION OF LATE FILING

(Check One):   ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:                                October 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Circle Star Energy Corp.
(Full Name of Registrant)

7065 Confederate Park Road Suite 102         Fort Worth Texas 76108
(Address of principal executive offices)             (Zip Code)

817-744-8502
(Registrant’s telephone number, including area code)

Not applicable
 (Former name or former address, if changed since last report)

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be file within the prescribed time period.

The registrant was unable to gather certain business information in a timely manner in order to file its Quarterly Report on Form 10Q for the quarter ended October 31, 2014 by the filing deadline.  The registrant will file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2014 within the five day extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Jeffrey Johnson                                 817                                                 404-9227
        (Name)                                   (Area Code)                                (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report net losses of approximately $(400,000) and $(700,000) for the three and six months ended October 31, 2014. As compared to net income of $71,988 and a net loss of $(477,298) for the three and six months ended October 31, 2013 respectively.

Circle Star Energy Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2014                                                                                     By: /s/ S. Jeffrey Johnson
Chief Executive Officer